                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 13D/A-3

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             Mobile TeleSystems OJSC
                       ----------------------------------
                                (Name of Issuer)

                   Common Stock, par value RUR 0.10 per Share
                        --------------------------------
                         (Title of Class of Securities)

                                     6074091
                        --------------------------------
                                 (CUSIP Number)

                                Dr. Manfred Balz
                               Deutsche Telekom AG
                            Friedrich-Ebert-Allee 140
                              D-53113 Bonn, Germany
                                  +49-228-181-0

                          -----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 2003
                         -------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D/A-3

------------------------                               -------------------------
CUSIP NO. 6074091                                           PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         T-Mobile International AG & Co KG

         IRS identification number not applicable.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NA
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Federal Republic of Germany
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          501,325,547
   NUMBER OF     ---------------------------------------------------------------
    SHARES          8     SHARED VOTING POWER
 BENEFICIALLY             0
   OWNED BY      ---------------------------------------------------------------
EACH REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON                501,325,547
     WITH        ---------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        501,325,547
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.15%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

------------------------                               -------------------------
CUSIP NO. 6074091                                           PAGE 4 OF 10 PAGES
--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Deutsche Telekom AG

         IRS identification number not applicable.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NA
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Federal Republic of Germany
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                         501,325,547
   NUMBER OF     ---------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY            0
   OWNED BY      ---------------------------------------------------------------
EACH REPORTING     9     SOLE DISPOSITIVE POWER
    PERSON               501,325,547
     WITH        ---------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         501,325,547
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.15%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

------------------------                               -------------------------
CUSIP NO. 6074091                                           PAGE 5 OF 10 PAGES
--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         T-Mobile Worldwide Holding GmbH

         IRS identification number not applicable.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NA
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Federal Republic of Germany
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             501,325,547
   NUMBER OF      --------------------------------------------------------------
    SHARES             8     SHARED VOTING POWER
 BENEFICIALLY                0
   OWNED BY       --------------------------------------------------------------
EACH REPORTING         9     SOLE DISPOSITIVE POWER
    PERSON                   501,325,547
     WITH         --------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         501,325,547
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.15%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

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

     This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed on March 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2003 and Amendment No. 2 to the Schedule 13D filed on April 28, 2003 (as amended and supplemented, the "Schedule 13D"), of T-Mobile International AG & Co KG ("T-Mobile International") and Deutsche Telekom AG ("DTAG") with respect to the common stock, par value RUR 0.10 per common share (the "Shares"), of Mobile TeleSystems OJSC (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

         The Schedule 13D is now filed also by T-Mobile Worldwide Holding GmbH, a limited liability company organized under the laws of the Federal Republic of Germany ("TMWH") and a wholly-owned subsidiary of T-Mobile International. TMWH's business address is Landgrabenweg 151, D-53227 Bonn, Germany. TMWH is a holding company, the principal business of which is holding the Shares described in the Schedule 13D. T-Mobile International, DTAG and TMWH are referred to herein as the "Reporting Persons."

         The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each Reporting Person is set forth on Exhibit A hereto and is incorporated herein by reference. Unless otherwise specified, each director and executive officer of each Reporting Person is a citizen of the Federal Republic of Germany. During the last five years, neither of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any person on Exhibit A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.   Purpose of Transaction.

         On December 17, 2003, T-Mobile International transferred the 501,325,547 Shares it previously held directly to TMWH for T-Mobile International's internal organizational purposes. There was no other change to T-Mobile International's plans or intentions with respect to, or contractual or other relationship with, the Issuer.

         Except as set forth in the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

         The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional Shares from time to time to the extent permitted by the agreements described in the Schedule 13D and applicable law. Any action or actions the Reporting Persons might undertake in respect of their Shares will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price level and liquidity of the Shares; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Item 5.  Interest in Securities of the Issuer.

         At the date hereof, TMWH has sole voting and dispositive power with respect to the 501,325,547 Shares it holds of record. For purposes of the Schedule 13D and this Amendment, T-Mobile International is also reported as having sole voting and dispositive power over such Shares by virtue of its control over TMWH, and DTAG is also reported as having sole voting and dispositive power over such Shares by virtue of its control over T-Mobile International. As TMWH's sole shareholder, T-Mobile International may be deemed to own all such Shares beneficially, and as T-Mobile International's sole shareholder, DTAG may be deemed to own all such Shares beneficially.

         The Reporting Persons may be deemed to be a group with Sistema, ISH, Vladimir P. Evtushenkov or VAST by virtue of the Call Option Agreement and other related agreements. However, each Reporting Person expressly disclaims that it is such a member.

         Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

         (c). Except for the transfer of Shares by T-Mobile International to TMWH described herein, there have been no transactions in Shares by any of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the persons set forth in Exhibit A during the past 60 days.


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

         (d). No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

         (e). Not applicable.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2004



                                       T-MOBILE INTERNATIONAL AG & CO KG

                                       By: s/ Uli Kuhbacher
                                           -------------------------------------
                                           Name: Dr. Uli Kuhbacher
                                           Title: Holder of Power of Prokuration

                                       By: s/ Wolfgang Kniese
                                           -------------------------------------
                                           Name: Wolfgang Kniese
                                           Title: Holder of Power of Prokuration


                                       DEUTSCHE TELEKOM AG

                                       By: s/ Joachim Peckert
                                           -------------------------------------
                                           Name: Dr. Joachim Peckert
                                           Title: Holder of Power of Prokuration

                                       By: s/ Ulrich Zwach
                                           -------------------------------------
                                           Name: Dr. Ulrich Zwach
                                           Title: Holder of Power of Prokuration


                                       T-MOBILE WORLDWIDE HOLDING GMBH

                                       By: s/ Frank Stoffer
                                           -------------------------------------
                                           Name: Frank Stoffer
                                           Title: Managing Director

                                       By: s/ Jurgen Czapran
                                           -------------------------------------
                                           Name: Jurgen Czapran
                                           Title: Managing Director

                                  EXHIBIT INDEX
                                  -------------

     Exhibit A    Directors and Executive Officers of the Reporting Persons

     Exhibit B    Joint Filing Agreement (i)

     Exhibit C    Call Option Agreement (i)

     Exhibit D    Shareholders' Agreement  (i)

     Exhibit E    Unwind Agreement (i)

     Exhibit F    Letter regarding Transfer of Shares of Mobile TeleSystems OJSC


-----------
(i) Previously filed as an Exhibit to the Schedule 13D on March 24, 2003.



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